UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FGL Holdings

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G3402M 102

 (CUSIP Number)

Michael L. Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

601 Riverside Avenue Jacksonville, Florida 32204

(904) 854-8100

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2020

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G3402M 102
1	NAME OF REPORTING PERSONS Fidelity National Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G3402M 102
1	NAME OF REPORTING PERSONS Chicago Title Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G3402M 102
1	NAME OF REPORTING PERSONS Fidelity National Title Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G3402M 102
1	NAME OF REPORTING PERSONS Commonwealth Land Title Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

END OF COVER PAGES

ITEM 1.	SECURITY AND ISSUER

This statement amends and supplements the Statement on Schedule 13D, filed on February 7, 2020 with the Securities and Exchange Commission by the Reporting Persons (as defined below) (the “Schedule 13D”) and relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of FGL Holdings (f/k/a CF Corporation) (NYSE:FG), a Cayman Islands exempted company (the “Issuer”).

ITEM 4.	PURPOSE OF THE TRANSACTION

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On June 1, 2020 (the “Effective Time”), FNF completed the acquisition of the Issuer pursuant to the Agreement and Plan of Merger, dated as of February 7, 2020, by and among FNF, the Issuer, F I Corp., a Cayman Islands exempted company (“Merger Sub I”) and F II Corp., a Cayman Islands exempted company (“Merger Sub II” and, together with Merger Sub I, “Merger Subs”), as amended by the First Amendment to the Agreement and Plan of Merger, dated as of April 24, 2020, by and among FNF, F I Corp., F II Corp. and the Issuer (the Agreement and Plan of Merger, as amended, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub I merged with and into the Issuer (the “First Merger”) with the Issuer surviving the First Merger (the “Surviving Company”), and the Surviving Company then merged with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of FNF. Each Ordinary Share (other than (i) shares owned by the Issuer and any of its subsidiaries or FNF and any of its subsidiaries and (ii) shares in respect of which dissenters rights have been properly exercised and perfected under Cayman law) was converted into the right to receive (i) $12.50 in cash (“Cash Consideration”) or (ii) 0.2558 shares of common stock of FNF (“Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). The Mergers were effective on June 1, 2020.

Upon the closing of the Mergers, the Issuer’s Ordinary Shares, which previously traded under the ticker symbol “FG” on the New York Stock Exchange (the “NYSE”), ceased trading on, and were delisted from, the NYSE.

As a result of the Merger, the Reporting Persons disposed of all Ordinary Shares beneficially owned by them and received in exchange therefor the right to receive the Stock Consideration.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) Effective June 1, 2020, as a result of the Mergers, each Ordinary Share owned by the Reporting Persons was converted into the right to receive Stock Consideration. Accordingly, the Reporting Persons no longer beneficially own any Ordinary Shares of the Issuer.

(c) Except as described in Item 4 above, no Reporting Person nor, to the knowledge of the Reporting Persons, any executive officer, or Director or Manager (as applicable) of the Reporting Persons, effected any transaction in the Issuer's securities during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

As a result of the consummation of the Mergers, the Voting Agreements terminated in accordance with their terms effective as of the Effective Time.

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	June 1, 2020	FIDELITY NATIONAL FINANCIAL, INC.
		By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated:	June 1, 2020	CHICAGO TITLE INSURANCE COMPANY
		By:	/s/ Richard L. Cox
		Name:	Richard L. Cox
		Title:	Executive Vice President, Finance

Dated:	June 1, 2020	FIDELITY NATIONAL TITLE INSURANCE COMPANY
		By:	/s/ Richard L. Cox
		Name:	Richard L. Cox
		Title:	Executive Vice President, Finance

Dated:	June 1, 2020	COMMONWEATLH LAND TITLE INSURANCE COMPANY
		By:	/s/ Richard L. Cox
		Name:	Richard L. Cox
		Title:	Executive Vice President, Finance